Global Lines Inc.

16400 Collins Avenue, Unit 2142

Sunny Isles Beach, FL 33160

December 6, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Global Lines Inc.’s - Registration Statement on Form S-1

Amendment No. 1

Filing No. 333-177567

Dear: Max A. Webb

In response to your letter dated November 16, 2011 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

Response: Our financial statement will be updated when necessary to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Comment: 2

An updated accountant’s consent should be included as an exhibit in any amendments to the filing.

Response: We provided a currently dated consent from the independent public accountant.

Comment: 3

Please revise to disclose that you are a shell company or explain to us why you believe you are not a shell company.

Response: The Registrant does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Registrant does not believe that it can be classified as having “no or nominal operations”.  Our management has specific background experience in our line of business as stated in the S-1. From inception, the Registrant’s management has devoted a significant amount of time to the development of the Registrant’s business.  In furtherance of the Registrant’s planned business, the Registrant’s management investigated the market demand for transportation services in Florida markets, investigated various car makes and models and suppliers of used and new cars, selected a car dealership to buy from and paid deposit for purchase of a car. Additionally, we have executed an agreement with “Super Limousines” under which, Super Limousines agrees to provide work to Global Lines Inc., collect payment from customers and provide payment to Global Lines Inc. for performed services.  The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as having “no or nominal operations”.

Registration Statement Cover Page

Calculation of Registration Fee Table

Comment: 4

It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

Response: We have revised our fee table.

Prospectus Summary, page 5

Comment: 5

Please revise this section and the third risk factor on page 6 to include your cumulative losses from inception to the most recent practicable date. We also note that the amount of losses disclosed here ($504) differs from your disclosure on page 6 ($516). Please ensure that your disclosure of losses is consistent throughout the prospectus.

Response: We revised this section and the third risk factor on page 6 to include our cumulative losses from inception to the most recent practicable date.

Comment: 6

Please disclose your monthly “burn rate” and the amount of time that your present capital will last at this rate.

Response: We disclosed our “burn rate” and the amount of time that our present capital will last in the Prospectus Summary.

Comment: 7

We note you disclosure that you intend to provide “luxury transportation services.” It appears that some services you intend to provide, such as sightseeing and elderly transportation services, do not fall into the category of luxury services. Please revise for consistency or advise.

Response: We revised our disclosure that we intend to provide transportation services.

Risk Factors, page 6

Comment: 8

Please add a risk factor discussing the fact that your executive officers and director devote limited amount of time to your operations.

Response: We have added risk factor discussing director’s and officers’ limited amount of time.

Comment: 9

Please add a risk factor stating that your executive officers and director have no experience managing a public company or advise.

Response: We have added this risk factor.

Comment: 10

Please add a risk factor for the risk that since there is no minimum that purchasers take the risk that they might lose their entire investment if not enough money is raised to begin operations.

Response: We have added this risk factor:

THERE IS NO MINIMUM NUMBER OF SHARES THAT HAS TO BE SOLD IN ORDER FOR THE OFFERING TO PROCEED

We do not have a minimum amount of funding set in order to proceed with the offering. If not enough money is raised to begin operations, you might lose your entire investment because we may not have enough funds to implement our business plan.

We are a development stage company, page 6

Comment: 11

Please advise us what intangible property rights you are referencing in this risk factor. If necessary, please provide additional disclosure about your intangible property rights in the business section of your prospectus.

Response: We removed statements about intangible property rights.

Comment: 12

Please revise to include an estimate of “significant losses” you expect to incur.

Response: We estimate “significant losses” to be up to $100,000 which is our maximum offering. Our losses could be higher after the first twelve month period.

Without the funding from this offering, page 6

Comment: 13

Please provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.

Response: We have revised this risk factor to indicate that we need the funds from this offering (we are not planning to seek additional financing beyond this offering at this time):

WITHOUT THE FUNDING FROM THIS OFFERING WE WILL BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN.

Our current operating funds are less than necessary to complete our intended operations of operating a chauffeuring and transportation services business. We will need the funds from this offering to commence activities listed in our business plan.  As of August 31, 2011, we had cash in the amount of $4,588 and liabilities of $604.  We currently do not have any operations and we have no income.

We have yet to earn revenue, page 6

Comment: 14

Please clarify what you mean by your statement that your future depends on your “future profitable operations from [your] acquisition development, and management of real and intangible property and the provision of expertise.”

Response: We revised our statement to: Our future is dependent upon our ability to obtain financing.

Use of Proceeds, page 9

Comment: 15.

We note that you have included estimates of amounts to be spent on cars. Please clarify whether you intend to lease or purchase the cars. Please also clarify whether you plan to pay salaries to independent drivers and whether you also plan to hire employee drivers.

Your disclosure on page 8 indicates that you will contract with independent drivers for the services you intend to provide.

Response: We have revised to clarify:

We intend to purchase cars utilizing proceed from this offering and funds from Sergejs Belkovs if necessary. We do not plan to lease our cars. We plan to hire independent drivers on on-call basis who will be compensated solely by commission payments from their jobs. The payment to the drivers will come from sales to our customers. Proceeds of this offering will not be used to pay our drivers. We may also hire independent drivers who own their own cars. The commission payment to such drivers will be higher than to the drivers that use our cars.

Plan of Operation, page 11

Comment: 16

Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and your intended sources and uses of funds, providing quantified estimates of these amounts for each step.

Response: We have revised our plan of operations to make the following additions: Our sources of cash will be mainly the proceeds from this offering and also the proceeds from our revenues. We have quantified the estimate of expenditures for each of our steps. We have disclosed that we plan to purchase our first car in February 2011. Our plan is to start generating revenue by selling our service by 3rd month of our Plan of Operations, after we set up our office.

Comment: 17

It appears that some expenses listed in this section are not included in the Use of Proceeds table on page 9. For example, we note your disclosure regarding purchasing membership from a local car wash and costs for web development.

Response: We originally included cost for web development ($500) in marketing and advertising section of the Use of Proceeds table.

We included car wash expenses in “Miscellaneous expenses” of Use of Proceeds. We have deleted “Driver Salaries” because drivers will not be paid from Proceeds (they will be paid from sales commissions).

Comment: 18

Here or in another suitable place summarize the agreement with Super Limousines and explain how it figures in your proposed plan of operations.

Response: We have summarized agreement in Results of Operation section of our prospectus.

Buying more cars. Hiring Drivers, page 11

Comment: 19

We note your disclosure that you plan to purchase “additional cars.” Please clarify how many cars you already own or revise your disclosure according. Additionally, please revise to state how many cars you intend to purchase. It appears that after four months of paying drivers a salary of 1,600 per month, you will have $12,600 left to spend on purchasing cars and your car cost estimate is $12,000 per car.

Response: We have revised our plan of operations to indicate that: We plan on purchasing one car by February 2012 (We have already paid $4,000 deposit for this car). Our director has informally agreed to advance us funds to complete the purchase of this car (approximately $8,000). According to our plan of operations, we plan on purchasing a minimum of additional one car after 9th month following the completion of our public offering. If we raise over $27,000 or if we generate revenue, we will be able to purchase more cars.

 Liquidity and Capital Resources, page 12

Comment: 20

Please revise the first paragraph to clarify whether the statement that the amount of the offering is likely to allow you to operate for at least one year refers to the maximum amount of the offering or some lesser amount. If the latter, please add a bolded statement in the summary that you will not have funds to last a year unless the full amount of the offering is raised.

Response: We have added to clarify: Minimum amount of this offering will likely allow us to operate for at least one year.

Description of Business, page 14

General, page 14

Comment: 21

We note that you have paid a deposit of $4,000 for one vehicle. If you owe $8,000 more on the vehicle, please list that obligation as a portion of the Use of Proceeds.

Response: We have added a note to Use of Proceeds that we owe an obligation of $8,000 for purchase of our vehicle. Our director has agreed informally to advance us funds to pay for this obligation. This loan will be non-interest bearing and payable upon demand.

Government Regulation, page 15

Comment: 22

Please summarize the material regulations, rules and directives of governmental authorities and agencies you reference in this section.

Response: We have revised to summarize the material governmental regulations:

The Federal Motor Carrier Safety Administration (FMCSA) has safety regulatory oversight of for-hire operators of small passenger-carrying vehicles that engage in interstate commerce.  Motor carriers are subject to regulatory oversight when their vehicles are used on a highway in interstate commerce to transport passengers if the vehicle is designed or used to transport 9 to 15 passengers (including the driver) for compensation.

We do not believe these federal regulations will impact us since we do not plan to transport more than 9 passengers at one time. When and if we decide to operate vehicles with more than 9 passengers we will have to comply with these regulations.

Our cars have also go through an annual State inspection in order to obtain an operating permit. Our drivers must obtain a Chauffeur’ Registration from the County License Division which includes passing Driving and Criminal Background Investigation.

Directors, Executive Officers, Promoters and Control Persons, page 16

Comment: 23

Please discuss specific experience, qualifications, attributes or skills of your director.

Refer to Item 401(e) of Regulation S-K.

Response: We have added the following disclosure:

Sergejs Belkovs has been our President, Treasurer and a member of the Board of Directors since our inception on June 6, 2011. Mr. Belkovs qualifications to serve on our Board of Directors are primarily based on his experience as a manager in the area of transportation services, his knowledge of the dispatch services and his excellent communication skills. Prior to serving as our director, Mr Belkovs has devoted significant amount of his time to studying and researching transportation services industry.

From 2006 to April 2011, Mr. Sergejs Belkovs has worked as a manager responsible for transportation at Baltic Lines, company which owns and operates luxury vehicles, providing shuttle services in Tallinn, Estonia.  His responsibilities were also to communicate with managers of various hotels and travel agencies.  He has good knowledge of dispatch services, which will be useful in managing company drivers. Mr. Belkovs plans to spend up to 20 hours a week on the operations of our company. He has indicated to us that he will be willing to spend more time with the business as it grows.

Executive Compensation, page 17

Management Compensation, page 17

Comment: 24.

Please revise this section to disclose what you will consider to be “sufficient revenues” to begin compensating your officers and director.

Response:  We revise this disclosure as follows:

They have agreed to work with no remuneration until such time as the company revenue will pass break-even point.

Security Ownership of Certain Beneficial Owners and Management, page 18

Comment: 25

Please revise to provide information about beneficial ownerships as of the most recent practicable date. In addition, provide percentage of beneficial ownership for directors and executive officers as a group. Refer to Item 403 of Regulation S-K.

Response: We revised to comply.

Plan of Distribution, page 18

Comment: 26

We note your disclosure in this section that the “price per share is fixed at $0.01 for the duration of this offering” and that the sales must be made “at a fixed price of $0.01 until a market develops for the stock.” Please revise your disclosure for consistency or advise.

Response: We revised our disclosure for concistency.

Description of Securities, page 19

General, page 19

Comment: 27

Please revise your disclosure to include the number of shares issued and outstanding as of the most recent practicable date.

Response: We have revised our disclosure accordinly.

Common Stock, page 19

Comment: 28

Please delete the legal conclusion that all of the outstanding shares of your common stock are “fully paid for and non-assessable” and that “all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable” or attribute the statement to counsel.

Response: We deleted the legal conclusion.

Item 17. Undertakings, page 13

Comment: 29

Please revise the language of undertakings 1(b), 1(c) and 2 to follow the language set out in Items 512(a)(1)(ii), 512(a)(1)(iii) and 512(a)(2) of Regulation S-K, respectively.

Response: We revised the language of undertakings 1(b), 1(c) and 2 to follow the language set out in Items 512(a)(1)(ii), 512(a)(1)(iii) and 512(a)(2) of Regulation S-K, respectively.

Signatures, page 14

Comment: 30

Please revise the language in the first and second paragraphs of your signatures section to comply with Form S-1 requirements.

Response: We revised the language accordingly.

Comment: 31

Your Form S-1 must be signed by your controller or principal accounting officer in his or her individual capacity. Please revise.

Response: We revised to comply.

Please direct any further comments or questions you may have to the company's attorney Mrs. Kevin A. Polis, Esq at:

                                                                              Kevin A. Polis, Esq.

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 400

San Diego, CA 92103

Tel: (619) 546-6100, Fax: (619) 546-6060

Thank you.

Sincerely,

/s/ SERGEJS BELKOVS

SERGEJS BELKOVS